INVEST IN **LANEAXIS**

Transforming the $1.2T trucking industry with brokerless patented technology


Day and Ross inc.
Minnesota, Menneapolis
MACK
TRANSFORMING THE $1.2T TRUCKING INDUSTRY WITH BROKERLESS PATENTED TECH
LANEAXIS

LEAD INVESTOR



Thuy Van Ca Sĩ Vũ Sư

I first hand have experienced the cost and inefficiencies of using freight brokers for my business. When I was introduced to LaneAxis mission and vision of eliminating the freight brokers I knew this was needed and the future. About everything I do in life I deal directly with no middle person. Technology has allowed this process to happen in all lines of business. In transportation the middle person thrives on confusion which leads to 20% or higher cost, increased traffic due to trucks going empty and bad for the environment with additional emissions. I invested in LaneAxis for the opportunity I saw in the technologies efficiencies.

Invested $50,000 this round & $300,000 previously

laneaxis.com Orange CA

Notable Investors

Seamgen	Legacyretail
AAOO	Williams Enterprise
Morganpolymerseals	Southwest sun solar inc.

Featured Investors

Investors include

Thuy Van Ca Sĩ Vũ Sư · Seamgen · Legacyretail · AAOO · Williams Enterprise · Morganpolymerseals · Southwest sun solar inc.



Thuy Van Ca Sĩ Vũ Sư

Syndicate Lead

I first hand have experienced the cost and inefficiencies of using freight brokers for my business. When I was introduced to LaneAxis mission and vision of eliminating the freight brokers I knew this was needed and the future. About everything I do in life I deal directly with no middle person. Technology has allowed this process to

happen in all lines of business. In transportation the middle person thrives on confusion which leads to 20% or higher cost, increased traffic due to trucks going empty and bad for the environment with additional emissions. I invested in LaneAxis for the

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Invested $50,000 this round & $300,000 previously

Highlights

1. Massive Market: The U.S. trucking industry produces nearly $800 billion annually in revenue
2. Growing Market: U.S. Freight volumes expected to grow 36% through 2031
3. Strong Team with Freight & Supply Chain Experience: CEO is former trucking company partner
4. Professional Partnerships: AAOO (100,000+ Driver Network), OOIDA, NOOA, TCS Fuel Card, and others
5. Removing Major Costs: Today load boards and freight brokers represent $200 billion+ in annual fees
6. LaneAxis Successful Past Campaigns: $1M raise in 2020 and a $5M raise in 2022

Our Team



Rick Burnett CEO

Rick's extensive knowledge of mobile technology and deep experience in trucking and logistics make him a natural fit to lead the LaneAxis team. Rick was a partner in two trucking companies: Redline and United States Freight Exchange prior to LaneAxis



Jason Smith President

With a B.S. degree in Finance and 20 years of experience in finance, Jason brings a wealth of knowledge and expertise. He also has 4 years of military/federal law enforcement experience, which has further honed his leadership/problem-solving skills



Elvis Rodriquez Lead Engineer

A tech designer with extensive experience overseeing corporate finances, Elvis has 10+ years of management experience in ITeS and IT Product sectors. Elvis has also held senior positions with IT consultancy company Unisys, as well as with Bank of America



Mason Burnett VP of Product

Mason oversees all internal operations at LaneAxis, commanding a lean and agile workflow between all teams. Mason is also responsible for product strategy and initiatives to support the business's overall goals.



Andrew Rivera CMO

Andrew is an award-winning former TV news journalist with over a decade of corporate experience in PR and marketing. Technically and editorially savvy, he thrives on every opportunity to create imaginative writing that slice through the clutter



Himanshu Yadav CTO

Fluent in all coding languages, Harsh has fully immersed himself in the freight logistics and supply chain industries. Harsh has also served as a Senior Engineer for NewTechFusion and DevoOps Infotech.

Join LaneAxis on our mission to fix the supply chain


LANEAXIS
A SHIPPER TO CARRIER DIRECT MARKETPLACE
on a mission to fix the supply chain industry


Walmart Logistics Expert on LaneAxis
LaneAxis Direct Freight Network
FORMER WALMART LOGISTICS EXEC ON LANEAXIS
Clint Lazenby
Logistics & Supply Chain Advisor/Shareholder
01:29
vimeo

Why LaneAxis?

Every person reading this is affected by the supply chain - increased consumer cost, increased traffic congestion by the million empty daily truck movements, and increased emissions all add up to inefficiencies crippling the supply chain. As you look around - virtually everything you see ended up on a truck at some point. Lacking a cohesive transportation network has led to $200B in intermediary fees. A decade ago, LaneAxis set out to transform by building a shipper-to-carrier direct system where the model solves these problems. Built on a foundation of patented technology, the LaneAxis Direct Network eliminates

costly brokers and billions of empty truck miles, while injecting true efficiency and transparency into an industry starving for both.


LANEAXIS
DIRECT BUSINESS MODEL

Supply Chain is prime for change

Intermediaries like freight brokers and third-party logistics companies (3PLs) were necessary to manage the relationships due to the lack of technology and with the industry being made up of 97% independent drivers. Today, that is not the case. These intermediaries contribute to the chaos in freight transportation to justify their existence, without revealing the freight rates they charge shippers or their commission percentages.

Truckers suffer the most, as they operate in financial obscurity, accepting rates that barely cover their operational costs. Other technology platforms claiming to provide direct freight services act essentially as electronic freight brokerages. Our technology platform is a transactional model allowing shippers and carriers complete transparency in the per shipment rate cost.

The Supply Chain Industry is Massive

The movement of freight in the United States is an enormous and vital part of the country's economy, with a staggering $54 billion worth of goods being transported daily. This figure underscores the immense scale and significance of the logistics industry within the nation. However, alongside this impressive volume of goods being moved, there are substantial challenges and inefficiencies that need to be addressed.

One of the major issues facing the freight industry is the high cost associated with moving these goods. The fees and expenses involved in the transportation of goods across the country can be astronomical. These costs can include not only fuel expenses but also tolls, maintenance, insurance, and labor costs. Reducing these expenses is crucial not only for the profitability of businesses but also for the affordability of goods for consumers.

The fact that there are approximately 879 million miles driven daily by truck drivers in the United States highlights the immense scale of the trucking industry. Truck drivers play a vital role in the country's economy by transporting goods to every corner of the nation. However, this also means that there is a significant opportunity to improve the efficiency and sustainability of these operations.


$54
Billion
53.6
million
879
million


Worth of good transported a day
tonnage of loads moved a day
miles driven daily

LaneAxis breakthrough patented network makes removing the middle cost a reality


Day and Ross inc.
LANEAXIS

LaneAxis proudly holds the vision and patent for a shipper-to-carrier direct optimization platform, which was granted by the US Patent and Trademark Office in March 2018.

As LaneAxis builds a comprehensive transportation network, the aim is to operate in a manner reminiscent of the aviation industry. Real-Time network visibility driven by the implementation of Artificial Intelligence (AI) will play a pivotal role in transforming traditional trucking concepts As the network matures, rendering terms such as full truckload shipments ("FTL"), less-than-truckload shipments ("LTL"), regional, and last mile obsolete under the category of "Network Visibility." Modern technologies, including real-time load streaming, and incentives for drivers to share their live locations will empower shippers to efficiently locate and select the most suitable carriers for their loads, thereby optimizing the entire supply chain.

Today, the LaneAxis network replicates the capabilities of a traditional broker but at a massively reduced cost. The catalyst for industry transformation toward direct relationships will be driven by our robust marketing exposure and strategic partnerships, which provide direct access to key decision-makers in the field. This process helps ensure total trust and transparency between parties – and gives LaneAxis a tremendous competitive edge over its competition to build a true direct network.

The Problem

- Disputed Payments
- Dock Efficiency Analytics
- 20B Empty Truck Miles/Yr
- Freight Lane Analytics
- Broker Margins 15-50%
- Lack of Direct Connectivity
- Lack of Driver Metrics
- Detention Times

The Solution



On-Demand Direct Independent Carrier Network
System Does 100%+ What a Broker Does - for 90% Less Cost
Allows Free Freight Rate Quotes on Any Load - With No Monthly Fee for Shippers
Eliminates Need for Costly and Unnecessary Freight Brokers
Shippers and Carriers Negotiate Direct Contractual Relationships
Shippers Pay Only 1% To Tender a Load at a Price They Confirm
And more!

Our beachhead market: truckers want freight brokers out of the picture



LANEAXIS
REMOVING THE BROKER FROM THE SUPPLY CHAIN.

One of the glaring issues within the outdated broker model is the common practice of brokers retaining substantial commissions, often ranging from 20% to 50%, from freight movements. This practice directly impacts the earnings of trucking companies and contributes to an inefficient and inequitable freight transportation landscape. Furthermore, the unregulated nature of freight brokerage fees grants brokers unchecked control, leading to chaos and inefficiency. When brokers are asked by carriers to disclose payments from the shippers, the broker often blacklists the carriers for inquiring about the rate. This puts the carriers in more financial distress.



BROKERS CHARGE 20% TO 50% COMMISSION.
20%
50%

Carriers and truck drivers want to deal directly with shippers. Adding another entity to the mix adds cost and confusion. By removing the middleman (the freight brokers) carriers now have an opportunity to control their own destiny.

Now with LaneAxis, independent carriers can turn their trucks into their

"salesperson". Imagine, while driving, LaneAxis is alerting shippers of their availability while they are en route. The system notifies each party of the need, and fulfills the need for both sides, all while executing a contract, covered by insurance and both sides have real-time visibility of the life cycle of the shipment.

Take a look below at feedback from carriers that we've received, as well as thumbnails of videos that carriers have produced.



LANEAXIS
Mi opinion de Lane axis
LANEAXIS
Escuchen bn CEO lane Axis
No more brokers
LANEAXISNETWORK
Mi gente el lunes manifestación a la 1 pm en el 10 y la Mcarty
NO MORE BROKERS?!?!
Introducing LaneAxis



Stephon VA,804
the trucking industry needs to change nothing is fair to a O/O
4-21 Reply
38
View 1 reply
Madison Weirauch
Finally someone listened and is starting the change
3-31 Reply
18
ELVYN · Following
I agree with this app, the problem here is that OPs must learn to negotiate cargo prices, learn operating expenses
4-1 Reply
12
manuelmeza6032
Power is in numbers
4-23 Reply
0
jeffspiva2675
I told a broker that I wanted 90/10 split and I wanted to see the shippers rate... They hung up
4-24 Reply
15
Pete B
The problem is simple. The trucking industry's refusal to fully unite is the biggest problem
5-29 Reply
9
Forgetmetoday
Brokers should get 5 percent at most
5-28 Reply
20
Ozzy A
Thank you it's about time somebody do something for us
4-2 Reply
1

Own Shares, plus become an Agent

Join us as a shareholder and not only increase the value of your shares but also earn extra income for yourself through our Agent program. If you have direct connections to companies involved in product transportation, this presents a lucrative business opportunity for you. The best part? You will receive a generous 20% commission on the executed load amount, and this commission is paid from LaneAxis' revenue, not from the shipper or carrier, ensuring it does not inflate the freight cost.

Here's how it works: Once the shipper and carrier agree on a rate, the commission is deducted from the 1% per side transaction fee. For instance, if the agreement rate is $2,000, it generates a $40.00 transaction fee, and you earn a 20% commission, which amounts to $7.00 for you.

But let's delve deeper into the potential. Imagine a shipper building a robust network where the cost savings of going direct become incredibly valuable, resulting in the execution of 100 loads a day. In such a scenario, you would be making $700 a day, translating to a substantial monthly income of up to $15,000, as long as that shipper remains within the LaneAxis network. The opportunity becomes even more compelling when you consider the potential for exponential growth if you help LaneAxis establish partnerships and cost savings for businesses.

Furthermore, we have developed a user-friendly Agent portal on our backend that provides you with full access to all your shippers' activities, ensuring transparency and ease of management. Join LaneAxis today and seize the opportunity to both grow your investment and generate significant income through our Agent program.


NEW USER
20% of subscription fee
ADVISOR
20% of LaneAxis' commission
SHIPPER

Business Model: a Clear Path to Commercialization and Scale


AGGREGATOR MODELS
airbnb
amazon
Google
facebook
NETFLIX
LANEAXIS
LANEAXIS IS AN AGGREGATOR AND MARKETPLACE

In stark contrast to many companies that claim to have a Shipper to Carrier platform, they often function more like electronic brokers. Among these numerous companies, one standout is Convoy, a well-known player that raised a billion dollars. However, despite their substantial funding, Convoy did not deliver significant value to shippers in terms of reducing per-load freight costs. If they had, we would have seen shippers embracing full integration. Instead, Convoy marked up prices and leveraged technology to widen the gap between shippers and carriers, all under the guise of being a "Shipper to Carrier Direct" platform. This pattern of competitors in the industry seeking to maximize their own profits by retaining these substantial fees is quite common.

On the other hand, LaneAxis, also founded in 2015, pursued a completely different path.

Right from the outset, our vision was to establish a scalable direct model where shippers could contract, negotiate, pay, and engage with an extensive network of qualified carriers, eliminating any concerns about capacity issues. Today, that vision has become a reality.

LaneAxis is an aggregator and marketplace. Shippers and carriers can connect in one single network, negotiate lanes/spot loads, track in real-time, send messages, view reports, etc. Airbnb, Amazon, Google, Facebook, and Netflix are all aggregator models. Our Network Visibility provides real-time access to the independent carrier market, enabling shippers to receive "direct freight" alerts based on carriers' current locations. The implementation of automation and the utilization of Artificial Intelligence will continue to drive down costs and reduce inefficiencies in our platform.

inefficiencies in our platform.

LaneAxis's business model is what truly separates us. All other competitors in the trucking industry are attempting to gain market share from the $200 billion broker market. We are removing all that cost instead of trying to take it all to ourselves.

LaneAxis does everything a broker does but only charges a 1% fee. Brokers charge what they want.


LANEAXIS
FREIGHT BROKER
20-50%
1%

Team members are seasoned in the supply chain and entrepreneurial industry.

Our team could be described as "a mix of experienced industry veterans and young hungry wolves, with extended expertise concerning the trucking and tech sector," which will enable us to drive this state-of-the-art concept to reality. The leadership team at LaneAxis comes to the table with a diverse but relevant background in the trucking logistics industry. Our management and advisory group is composed of transportation and logistics veterans with trucking company ownership experience, entrepreneurs with a deep understanding of software development and integration, and financial as well as marketing professionals, thus bringing a deep and diverse experience set to the digital freight trucking industry.

An enormous market awaits


Overall Freight Tonnage
Freight Moved by Trucks
US Trucking Industry
Global Logistics Market
Overall U.S. freight tonnage forecast to grow 36% through 2031.
36%
$15.5 Trillion
The Global Logostics Market is forecast to reach $15.5 Trillion by end 2023.
Freight moved by trucks to grow 27% through 2027.
27%
$1 Trillion
US Trucking generates $1 trillion in annual revenue; expected to cross $1.4 trillion by 2031

Key Partnerships in the Industry




Forbes
Another blockchain-based company with a solid business model; LaneAxis. Not only will LaneAxis improve efficiencies, but it will provide all participants with access to its platform, including insurance companies, shippers, drivers, and remaining brokers.
FREIGHT WAVES
Authority Magazine
Entrepreneur
Forbes
FleetOwner
Transport Topics


OUR PARTNERS
LANEAXIS
tcs
GTFO
stripe
TRANSCAP

Support your truck drivers and the ones hauling everything you need on a daily basis.


LANEAXIS
DRIVERS ARE THE DRIVING FORCE OF THE INDUSTRY